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CUSIP No. 68243Q106                     13G
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*



                             1-800-FLOWERS.COM, Inc.
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                                (Name of Issuer)

                      Class A Common Stock, $0.01 par value
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                         (Title of Class of Securities)

                                    68243Q106
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                                 (CUSIP Number)

                                 August 2, 1999
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             (Date of Event Which Requires Filing of this Statement)

                                 Freddy DeGreef
                                Waelinvest, S.A.
                                rue Waelhem, 102
                                  1030 Brussels
                                     BELGIUM
                                011-322-215-5322
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                |_| Rule 13d-1(b)

                |_| Rule 13d-1(c)

                |X| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the
remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Waelinvest, S.A.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)|_|

                                                                      (b)|_|

   3     SEC USE ONLY


   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         Belgium
                              5    SOLE VOTING POWER

                                   2,397,850
         NUMBER OF
          SHARES              6    SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                  - 0 -
           EACH
         REPORTING            7    SOLE DISPOSITIVE POWER
          PERSON
           WITH                    2,397,850

                              8    SHARED DISPOSITIVE POWER

                                   - 0 -

   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,397,850

  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *


  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         10.3%

  12     TYPE OF REPORTING PERSON*

         CO

                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.

     (a)       Name of Issuer:

               1-800-Flowers.com, Inc.

     (b)       Address of Issuer's Principal Executive Offices:

               1600 Stewart Avenue
               Westbury, NY  11590

Item 2.

     (a)       Name & Citizenship of Persons Filing:

               This Statement is filed, pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended, by Waelinvest, S.A. ("Waelinvest"), which is indirectly controlled by Mr. Bernard Arnault, who also controls, indirectly, LVMH Moet Hennessy Louis Vuitton S.A.

     (b) Address of Principal Business Office: The principal business address for Waelinvest is:

               Rue Waelhem, 102
               1030 Brussels
               BELGIUM

     (c)       Citizenship:

               Waelinvest is a company organized under the laws of Belgium.

     (d)       Title of Class of Securities:

               Class A Common Stock, $.01 par value ("Common Stock").

     (e)       CUSIP Number:

               68243Q106

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
        (c), check whether the person filing is a(n):

     (a)  |_| Broker or Dealer registered under Section 15 of the Act (15 U.S.C.
              78o)

     (b)  |_| Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)

     (c) |_| Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)

     (d) |_| Investment Company registered under Section 8 of the Investment Company Act (15 (U.S.C. 80a-8)

     (e) |_| Person registered as an investment adviser under Section 203 of the Investment Advisers Act of 1940 (15 U.S.C. 80b-3) or under the laws of any state.

     (f) |_| Employee Benefit Plan or Endowment Fund in accordance with ss.240.13d-1(b)(1)(ii)(F)

     (g) |_| Parent Holding Company or Control Person in accordance with ss.240.13d-1(b)(ii)(G)

     (h) |_| Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

     (i) |_| Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940(15 U.S.C. 80a-3)

     (j)  |_| Group in accordance with ss.240.13d-1(b)(1)(ii)(J)

Item 4.        Ownership

     (a)       Amount Beneficially Owned:

               2,397,850 shares of Common Stock.

     (b)       Percent of Class:

               The shares of Common Stock held by Waelinvest constitute approximately 10.3% of the outstanding Common Stock of the issuer (based on 23,208,572 shares of Common Stock outstanding).

     (c)       Number of shares as to which such person has:

                  (i)  Sole power to vote or to direct the vote:

                       2,397,850

                 (ii)  Shared power to vote or to direct the vote:

                       -0-

                (iii)  Sole power to dispose or to direct the disposition of:

                       2,397,850

                 (iv)  Shared power to direct the disposition of:

                       -0-


Item 5. Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: |_|


Item 6. Ownership of More than Five Percent on Behalf of Another Person

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

     Not applicable.


Item 8. Identification and Classification of Members of the Group

     Not applicable.

Item 9. Notice of Dissolution of Group

     Not applicable.

Item 10. Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           /s/ Freddy DeGreef
                                           ------------------------------
                                           Waelinvest, S.A.
                                           By:    Freddy DeGreef
                                           Title: Chief Executive Officer
                                           Date:  2/03/00